November 4, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:

Vycor Medical, Inc. (the “Company”)

Amendment No. 1 to Form 10-K for year ended December 31, 2010

Filed September 2, 2011

Amendment No. 1 to Form 10-K for year ended December 31, 2009

Filed September 2, 2011

File No. 001-34932

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 27, 2011 addressed to Mr. Kenneth T. Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 1 to Form 10-K for year ended December 31, 2010 and Amendment No. 1 to Form 10-K for year ended December 31, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has not amended the registration statement. Where applicable, the revised pages or sections of the Amendments to Form 10-K have been referenced.

Amendment No. 1 to Form 10-K for the year ended December 31, 2010
Consolidated Statement of Operations,  page F-3

1.

We note the line item “Stock Compensation” presented on the face of your statements of operations. Please revise the statements of operations in future filings, including any amendment to this filing, to present expense for stock compensation in the same line or lines as cash compensation in accordance with SAB Topic 14F.

RESPONSE:

We have revised the statement of operations to present expense for stock compensation in the same line as cash compensation in accordance with SAB Topic 14F. We have also made certain clarifying revisions to the General and Administrative Expense section of the MD&A to distinguish between certain cash and non-cash expenses

2.

Additionally, we note that you have presented expenses for “Goodwill on Acquisition of Subsidiary” and “Costs related to Acquisition of Subsidiary”, as non-operating expenses. Please explain to us why these expenses are properly reflected as non-operating expenses on your statement of operations. Refer to FASB ASC paragraph 350-20-45-2. Revise future filings, including any amendment to this filing, to present these expenses within your operating loss or tell us why your current presentation is appropriate.

RESPONSE:

We have revised the statement of operations to include these expenses as operating expenses rather than non-operating expenses.

Note 3 – Business Acquisition, page F-6

3.

We note that you based your fair value of the assets acquired in the NovaVision, Inc. acquisition on an independent appraisal. Please describe to us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraiser. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements.

RESPONSE:

The Company engaged a nationally recognized accounting firm to prepare an appraisal of the value of the net assets acquired.  Pursuant to this engagement, the Company provided the appraiser with, among other things, a written overview of the acquisition transaction including the nature and historical costs of the assets being acquired, the manner in which the assets are utilized, a term sheet, asset purchase agreement, funding details, historical financial information associated with the acquisition and a detailed management assessment of the acquisition.  The Company worked closely with the appraiser throughout the process and provided most significant input items so as to allow the appraiser to provide a valuation calculation in conformity with ASC 805.  The

Company relied upon the valuation methodologies and techniques applied by the appraiser, which are further described in the response to question 4 below. Question 141.02 indicates that the appraiser need not be named or the report included unless the report is to be “expertised” and included in the filing.  Management did not and does not intend to refer directly to the use of this expert other than to disclose that a valuation pursuant to the provisions of ASC 805 was performed and as such, does not believe that the expert needs to be named or that the report should be included in the filing.

4.

As a related matter, please explain to us your valuation methodology and significant assumptions you used in allocating the transaction price to the assets you acquired. Revise future filings as necessary.

RESPONSE:

The Company determined the fair value of the assets acquired pursuant to the acquisition method as defined in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations and ASC 350, Intangibles-Goodwill and Other. Included in this valuation were assumptions concerning the cost of equity determined via the build-up method, the cost of debt and the weighted average cost of capital.  Cash flows as included in the valuation were projected based on historical operations as well as management’s projections for future results based on these historical amounts.  The trademark valuations were based upon the Relief-from Royalty Method on an after tax basis.  The value of the Internally Developed Software was based upon the Multi-period Excess Earnings Method utilizing, among other factors, a discount rate based on the Weighted Average Cost of Capital.

We have amended Note 3 to reflect the above

Note 5 – Restatement, page F-11

Note 6 – Notes Payable, page F-14

5.

We note that you determined that a beneficial conversion feature (BCF) did not exist for any of your convertible notes. Please provide us with your BCF analysis, including a comparison of the conversion prices of your convertible notes at issuance to your stock price at issuance.

RESPONSE:

We set out below a schedule of all the convertible notes in issue during the year ended December 30, 2010, showing the conversion prices and the fair value of the common stock into which such debt is convertible as at the issue date. Following earlier communication with the SEC (see letter from SEC dated November 12, 2008 and Vycor response dated January 22, 2009), Vycor adopted a policy of measuring the amount of the beneficial conversion feature of its convertible date based on its intrinsic value, and not based upon fair value or relative fair value as had been its previous policy. In December 2009 the previous policy was erroneously re-adopted and such policy was continued until being highlighted by the review described in the Form 8-K dated August 15, 2011.

Holder	Issue Date	Note Amount	No of Shares	Conversion Price	Value at Issue Date	Intrinsic Value
Fountainhead	29-Dec-09	$371,362	29,708,960	$0.0125	$0.0125	$0.0000
Fountainhead	29-Dec-09	$70,000	5,600,000	$0.0125	$0.0125	$0.0000
Fountainhead	03-Feb-10	$70,000	5,600,000	$0.0125	$0.0125	$0.0000
Fountainhead	22-Mar-10	$102,000	8,160,000	$0.0125	$0.0125	$0.0000
Fountainhead	30-Sep-10	$85,000	4,857,143	$0.0175	$0.0175	$0.0000
Berardino	03-Dec-10	$40,000	2,105,263	$0.0190	$0.0190	$0.0000
		$738,362

Vycor has followed a consistent policy since becoming a publicly reporting company, of issuing its convertible debt at the same price at which it is then offering or selling, in a private placement, its common shares. Throughout the period during which the convertible stock referred to above was issued, Vycor’s shares were highly illiquid and thinly traded; during the whole of 2010, Vycor’s stock was traded only for 45% of all trading days and in all cases volume was limited. The management of Vycor therefore concluded that it is more appropriate to measure the fair value of its stock at the date of issuance of the convertible debt by reference to the price at which it is then offering or selling its common shares in a private placement. As this price is, under Vycor’s policy, always the same as the conversion price of the convertible debt, by definition no beneficial conversion feature existed for said convertible debt.

The table below shows the private placement issuance and pricing throughout the period during which the convertible debt was issued:

Month	Price	Amount
Dec-09	$0.0125	$803,690	Purchase of existing convertible debt at $0.0125, converted in Jan 10
Jan-10	$0.0125	$115,000	Preferred convertible at $0.0125, converted Sep 10
Mar-10	$0.0125	$25,000	Preferred convertible at $0.0125, converted Sep 10
May-10	$0.0150	$749,500	Common
Jul-10	$0.0175	$30,000	Common
Aug-10	$0.0175	$110,000	Common
Sep-10	$0.0175	$25,000	Common
Oct-10	$0.0190	$70,000	Common
Nov-10	$0.0190	$150,000	Common
Dec-10	$0.0190	$300,000	Common

Note 9 – Intangible Assets, page F-18

6.

We note that you determined that the trademarks acquired in conjunction with the NovaVision, Inc. acquisition have indefinite useful lives. Please explain to us the factors you considered in concluding that these assets have indefinite useful lives. Refer to FASB Accounting Standards Codification 350-30-35. Additionally please explain to us the methodology you used to determine fair value of the trademarks.

RESPONSE:

The Company determined the trademarks acquired in conjunction with the NovaVision, Inc. acquisition to have indefinite lives pursuant to the guidance provided in ASC 350-30-35.  In particular, the example provided in the Implementation and Guidance section, sections 55-21 and 55-22 specifically address Management’s analysis of the relevant facts.  As stated in those sections,  “An acquired trademark that is used to identify and distinguish a leading consumer product has been a market-share leader for the past eight years. The trademark has a remaining legal life of 5 years but is renewable every 10 years at little cost. The acquiring entity intends to continuously renew the trademark, and evidence supports its ability to do so. An analysis of product life cycle studies; market, competitive, and environmental trends; and brand extension opportunities provides evidence that the trademarked product will generate cash flows for the acquiring entity for an indefinite period of time.”

The Company believes that the trademarks acquired fall into such category due to its brand recognition and lack of competing products.  The Company has and will continue to defend and renew the trademark and historical operations provide basis for this statement.

Non-Employee Stock Based Compensation, page F-21

7.

We note the significance of the value of your prepaid expenses related to the warrants you have issued to consultants. Please provide a reconciliation of your prepaid expense for each material issuance to the aggregate prepaid expense you have recognized on your balance sheet at December 31, 2010.

RESPONSE:

The table below shows the prepaid expense recognized on the balance sheet broken down by each warrant or other issuance, as well as other prepaid items.

Prepaid Consulting Warrants And Stock
Fountainhead warrants issued February 2010	$199,492
Joseph Simone stock issued March 2010	$1,771
Fountainhead warrants issued September 2010	$336,114
Market Media warrants issued December 2010	$3,063
$540,441

Other Prepaid Balances
Insurance	$27,510
VAT (Germany)	$45,044
Other	$32,308
$104,861

Total Prepaid Expenses	$645,302

Item 9A. Controls and Procedures (As Revised), page 45

8.

We note that you have concluded that your disclosure controls and procedures were not effective as of June 30, 2011, but we do not see where you have concluded on the effectiveness of your disclosure controls and procedures as of the end of period covered by this report. Please revise your filing to provide management’s assessment and conclusion regarding the effectiveness of disclosure controls and procedures as of the end of period covered by this report, which in this instance is December 31, 2010. Refer to Item 307 of Regulation S-K.

RESPONSE:

We have revised our disclosure to state that the Company’s disclosure controls and procedures were not effective as of December 31, 2010 in lieu of the previous reference to June 30, 2011.

9.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2010. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. Refer to Item 308 of Regulation S-K and provide all the required disclosures.

In performing your evaluation, you may find the following documents helpful:

•

the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial

Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•

the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33- 8810.pdf; and

•

the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: ( http://www.sec.gov/info/smallbus/404guide.shtml).

RESPONSE:

The Company has completed its assessment of internal control over financial reporting and has taken certain remediation steps. The Company has revised its disclosure under Item 9A with respect to Management’s assessment of internal control over financial reporting as of December 31, 2010 to comply with the cited requirements, to include the remediation steps the Company has taken.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2009

10.

We note that you did not provide Management’s Report on Internal Control over Financial Reporting in the amendment to your Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) filed on September 2, 2011. Further, we note that while you included Management’s Report on Internal Control over Financial Reporting in the original 2009 Form 10-K filed on March 31, 2010, you disclose that the assessment on which management based its conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2009 was performed as of December 31,  2008. Please further amend your 2009 Form 10-K to include the required Management’s Report on Internal Control over Financial Reporting as required by Item 308 of Regulation S-K. To the extent management did not perform the required assessment as of December 31, 2009, please complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

RESPONSE:

The Company has revised its disclosure under Item 9A with respect to Management’s assessment of internal control over financial reporting as of December 31, 2010 to comply with the cited requirements.

11.

We note in the original 2009 Form 10-K filed on March 31, 2010, you disclose that management’s assessment of internal control over financial reporting is based on “criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework - Guidance for Smaller Public Companies (the COSO criteria).” Please note that this is not an acceptable framework as set forth in SEC Release 33-8810. Specifically, the guidance you reference is not an actual framework for evaluation, but instead provides guidance on how small companies can utilize the framework set forth in Committee of Sponsoring Organizations of the Treadway Commission’s “Internal Control – Integrated Framework.” Please clarify for us the actual framework that you utilized in your evaluation of internal control over financial reporting. Further, please revise future filings, including any amendment to this filing, to specifically indicate the actual framework management utilized. In this regard, you may indicate, if true, that you carried out your evaluation based on criteria of the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework while utilizing the additional guidance contained in the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting - Guidance for Smaller Public Companies.

RESPONSE:

We have revised our disclosure to specifically state that the Company management utilized the framework set forth in the report entitled “Internal Control -- Integrated Framework” published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting and utilized the additional guidance contained in the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting - Guidance for Smaller Public Companies.

On behalf of the Company, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ Adrian C. Liddell

By:___________________________

Adrian C. Liddell

Chief Financial Officer

cc:

Robert L. B. Diener, Esq.